UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Vapotherm, Inc.

(Name of Issuer)

_____________________________________

Common Stock, $0.001 Par Value
(Title of Class of Securities)

922107 30 5

(CUSIP Number)

_____________________________________

Joseph F. Army
President and Chief Executive Officer
Vapotherm, Inc.
100 Domain Drive

Exeter, New Hampshire 03833
(603) 658-0011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 922107 30 5	SCHEDULE 13D	Page 2 of 6

1	Names of Reporting Persons: Joseph F. Army
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares	7	Sole Voting Power 0
Beneficially Owned by each Reporting	8	Shared Voting Power 0
Person with:	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person: IN

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) hereby amends and supplements a Schedule 13D dated November 28, 2022 (the “Original Statement”), as amended by Amendment No. 1 to the Original Statement dated September 7, 2023 (“Amendment No. 1”) and Amendment No. 2 to the Original Statement dated June 17, 2024 (“Amendment No. 2”), related to the shares of common stock, par value $0.001 per share (the “VAPO Common Stock”), of Vapotherm, Inc., a Delaware corporation (“VAPO”).

Except as set forth below, there are no changes to the information in the Original Statement, as amended and supplemented by Amendment No. 1 and Amendment No. 2. All terms used but not defined in this Amendment No. 3 are as defined in the Original Statement, as amended and supplemented by Amendment No. 1 and Amendment No. 2. The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 4.                  Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

The Merger

As previously disclosed, on June 17, 2024, VAPO entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 17, 2024, among Veronica Holdings, LLC, a Delaware limited liability company (“Topco”), Veronica Intermediate Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of Topco (“Parent”), Veronica Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and VAPO.

On September 19, 2024, a special meeting of stockholders of VAPO was held (the “Special Meeting”). At the Special Meeting, VAPO’s stockholders voted to approve the proposal to adopt the Merger Agreement by the affirmative vote of the holders of at least a majority of the shares of VAPO Common Stock outstanding as of the close of business on the record date of the Special Meeting.

On September 20, 2024, pursuant to the Merger Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware, VAPO filed a certificate of merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, the separate corporate existence of Merger Sub ceased, and VAPO continued as the surviving corporation of the Merger and as a wholly owned subsidiary of Parent.

The Merger Agreement

Pursuant to the Merger Agreement, at the Effective Time, and by virtue of the Merger, each Share, other than the Excluded Shares, was automatically cancelled and converted into the right to receive the Per Share Merger Consideration, without interest thereon and subject to applicable withholding.

As of the Effective Time, except as otherwise agreed to between Parent, VAPO and a holder of an award, (A) each RSU Award that was outstanding, whether or not vested, immediately prior to the Effective Time was cancelled and in exchange therefor the holder received an amount in cash, less applicable tax withholdings, equal to (i) the total number of Shares subject to the vested portion of such RSU Award immediately prior to the Effective Time (including any portion of the RSU Award that became vested as a result of the transaction) multiplied by (ii) the Per Share Merger Consideration, (B) each PSU Award that was outstanding immediately prior to the Effective Time was cancelled and in exchange therefor the holder received an amount in cash, less applicable tax withholdings, equal to (i) the total number of Shares subject to the vested portion of such PSU Award immediately prior to the Effective Time (assuming target performance is achieved, or such higher level if required under the terms of such PSU Award), multiplied by (ii) the Per Share Merger Consideration, and (C) each Stock Option that was outstanding immediately prior to the Effective Time, whether or not vested, was cancelled and in exchange therefor the holder received an amount in cash, less applicable tax withholdings, equal to (i) the total number of Shares subject to the vested portion (including any portion of such Stock Option that became vested as a result of the transaction) of such Stock Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of the Per Share Merger Consideration over the applicable exercise price per Share subject to such Stock Option.

The Rollover Agreement

Pursuant to and subject to the terms and conditions of the Rollover Agreement, on the closing date of the Merger but immediately prior to the Effective Time, the Reporting Person contributed, transferred and assigned to Topco 392,096 Rollover Shares in exchange for Common Units of Topco at a price per Common Unit equal to $2.18.

The Subscription Agreement

Pursuant to and subject to the terms and conditions of the Subscription Agreement, on the closing date of the Merger and immediately following the Effective Time, the Reporting Person purchased from Topco a number of Common Units as determined pursuant to the Subscription Agreement, at a subscription price of $2.18 per Common Unit, which number of Common Units was, following the Reporting Person paying VAPO prior to the consummation of the Merger an amount of cash equal to the applicable taxes required to be withheld with respect to the vesting and/or exercise of the Reporting Person’s VAPO Equity Awards, as applicable, determined by calculating (i) all of the Reporting Person’s consideration payable (prior to any withholding taxes) in respect of his VAPO Equity Awards, divided by (ii) a price per Common Unit equal to $2.18.

Deregistration of Shares

As a result of the Merger, the Shares no longer trade on the OTCQX tier of the OTC Markets or any other over-the-counter market. In addition, in connection with the consummation of the Merger, VAPO intends to file with the SEC a certification and notice of termination of registration on Form 15 with respect to the VAPO Common Stock, requesting that the VAPO Common Stock be deregistered under Section 12(g) of the Act and that the reporting obligations of VAPO with respect to the VAPO Common Stock under Sections 13(a) and 15(d) of the Act be suspended.

The foregoing description of the Merger Agreement, the Rollover Agreement and the Subscription Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Rollover Agreement and the Subscription Agreement, which are filed as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 to Amendment No. 2, respectively, and are hereby incorporated into this Item 4 by reference.

Item 5.          Interest in Securities of the Issuer.

The information in Item 5(a), (b), (c) and (e) of the Original Statement, as amended and supplemented by Amendment No. 1 and Amendment No. 2, is hereby amended and restated to read as follows:

(a)-(b)   As a result of the Merger, the Reporting Person does not beneficially own any shares of VAPO Common Stock or have any voting power or dispositive power over any shares of VAPO Common Stock.

(c)         Other than as described in Amendment No. 2 or this Amendment No. 3, the Reporting Person has not effected any transactions in VAPO Common Stock during the past 60 days.

(e)         As a result of the transactions described in Item 4, as of September 20, 2024, the Reporting Person ceased to be the beneficial owner of more than 5% of the VAPO Common Stock. Therefore, this Amendment No. 3 constitutes the final amendment to the Original Statement.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 20, 2024

/s/ Joseph F. Army

Joseph F. Army